Scrap Connection BV
Financial statements 2015

Scrap Connection BV is a wholly owned Dutch subsidiary of Scrap Connection, Inc.

The headquarters of Scrap Connection, Inc. is based in Muscle Shoals, Alabama, US. Our business and technology development team is based in Amsterdam, The Netherlands.

We have provided these financials as a supplement to those filed with the SEC for Scrap Connection, Inc. in order to provide a more comprehensive view of our financial history.

Scrap Connection BV
2015

Table of contents

1   Company details

1.1   *Foundation*
The company has been founded on 21th of November, 2012 and is statutory established in Amsterdam.

1.2   *Activities*
Rendering services and activities related to the trade in raw materials, information technology, automation and internet.

1.3   *Management*
Manager of the company is C.L. Yerbey.

1.4   *Financial year*
The first financial year was a long year and started on 21th of November, 2012 and ended 31th of December, 2013. The financial year 2015 is a normal calender year.

1.5   *Auditor's report*
In view of the scale of operation as stated in article 396 BW2 the company is not obliged to have an audit as mentioned in article 393 sub 1 BW2.

2   **Balance - assets**

	31/12/15		31/12/14	
Fixed assets				
Tangible fixed assets	1.432			
		1.432		
Non-current assets				
Loan receivable Dopper	3.300		3.300	
Loan receivable Simons	4.045		4.045	
		7.345		7.345
Current assets				
Trade and other receivables				
Account receivable	17.599			
Deposits	1.687			
Advance account Yerby	49.229		28.785	
VAT	10.146		3.559	
		78.661		32.344
Cash and cash equivalents				
Commercial banks	2.976		804	
		2.976		804
Total assets		**90.414**		**40.493**

3   **Balance - liabilities**

	31/12/15	31/12/14
Equity		
Issued share capital	1	1
Other reserves	-152.275	-83.714
	-152274	- 83.713
Liabilities		
Non-current liabilities		
Loan payable to group company	199.785	107.972
Loans	1.945	7.000
	201.730	114.972
Current liabilities		
Creditors	13.943	2.284
Wage taxes	12.096	2.674
Net salary	14.919	1.210
Other payables		2.300
Interest from loans payable		766
	40.958	9.234
Total liabilities	**90.414**	**40.493**

	4		Profit- and loss account	

	31/12/15		31/12/14	
Gross operating result				
Total sales	39.359		0	
Other income	720		0	
Costs of sales	-5.095		-16.375	
		34.984		-16.375
Operating expenses				
Salaries	66.429		16.768	
Other staff expenses			5.258	
Sales & marketing costs	3.095		3.081	
Office expenditures	7.877		10.751	
Legal fees	5.547		0	
Audit fees	6.762		6.125	
Other operating expenses	13.243			
		-102.953		-41.983
Net operating result				-58.358
Financial income and expenses				
Banking costs	-419		-411	
Interest and costs Tax authorities	-173		-236	
Interest on loans payable	0		-700	
		-592		-1.347
Result before taxes		**-68.561**		**-59.705**
Corporate taxes		**0**		**0**
Result after taxes		**-68.561**		**-59.705**

5   Accounting policies

5.1   *General*

The annual report has been edited according to the legal defenitions of Title 9 of Book 2 BW (Dutch Law).
Unless indicated otherwise, the assets and liabilities are presented at their nominal values.

5.2   *Non-current assets*

Long-term receivabless are recorded to nominal values, keeping in mind the risq of
bad and doubtful debts.

5.3   *Current assets*

Current receivabless are recorded to nominal values, keeping in mind the risq of
bad and doubtful debts.
All current receivables are due within 12 months from the balance sheet date.

5.4   *Equity*

The capital consists of one share of € 1 nominal. The share is owned by Scrap Connection Inc.
The other reserves regard the retained earning of the company.

5.5   *Non-current liabilities*

Long-term payables are recorded to nominal values, keeping in mind the risq of
bad and doubtful debts.

5.6   *Current liabilities*

Current liabilitiess are recorded to nominal values, keeping in mind the risq of
bad and doubtful debts.
All current paybles are due within 12 months from the balance sheet date.

5.7   *Net operating result*

Operating results are determined by subtracting the operating expenditure, interest and depreciation from the sales, valued against historical costs.
In the breakdown of the operating results only those profits are accounted for that have effectuated during the financial year. Furthermore risks and losses that have been identified before the end of the financial year have been accounted for.